Exhibit 21.1
Subsidiaries of Emageon Inc.

		Percentage of
	State or Other	Voting
	Jurisdiction	Securities Owned
Name	Of Incorporation	By Parent
Ultravisual Medical Systems Corporation	Delaware	100%
Camtronics Medical Systems, Ltd.	Wisconsin	100%
Emageon Canada Inc.	Canada	100%
Camtronics Foreign Sales Corporation, Inc.	US Virgin Islands	100%